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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                DANA CORPORATION
                       (Name of Subject Company (Issuer))
                            DELTA ACQUISITION CORP.
                               ARVINMERITOR, INC.
                      (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                    23581110
                     (CUSIP Number of Class of Securities)
                            ------------------------

                           VERNON G. BAKER, II, ESQ.
                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084
                           TELEPHONE: (248) 435-1000
           (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                   COPIES TO:

                            DENNIS J. FRIEDMAN, ESQ.
                            STEVEN P. BUFFONE, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVE.
                            NEW YORK, NEW YORK 10166
                           TELEPHONE: (212) 351-4000

                           CALCULATION OF FILING FEE
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
 TRANSACTION VALUATION*   AMOUNT OF FILING FEE**
     $2,491,508,970              $201,563

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 * For purposes of calculating amount of filing fee only. Based on the offer to purchase 166,100,598 shares of common stock, par value $1.00 per share, of Dana Corporation, including the associated preferred stock purchase rights, at a purchase price of $15.00 per share net to the seller in cash, without interest. Such number of shares represents the total of 148,620,000 shares issued and outstanding as of April 25, 2003 (as reported in Dana Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31,
   2003), less the 1,085,300 shares of such class owned by ArvinMeritor, Inc., plus 18,565,898 shares issuable on exercise of options to purchase shares outstanding as of December 31, 2002 (as reported in Dana Corporation's Form 14A Definitive Proxy Statement filed on March 5, 2003).

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003 equals 0.008090% of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None            Filing Party:   Not applicable
Form or Registration No.:  Not applicable  Date Filed:     Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

[X] Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                                  SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Delta Acquisition Corp., a Virginia corporation (the "Purchaser"), and a wholly owned subsidiary of ArvinMeritor, Inc., an Indiana corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $1.00 per share, of Dana Corporation, a Virginia corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the associated rights to purchase shares of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of April 25, 1996 (as amended from time to time, the "Rights Agreement"), by and between the Company and Chemical Mellon Shareholder Services L.L.C., as Rights Agent, at a price of $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated July 9, 2003, and in the related Letter of Transmittal (which, together with any supplements or amendments, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of the Purchaser and Parent.

     The information set forth in the Offer to Purchase, including Schedule I thereto, and Letter of Transmittal is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 12.  EXHIBITS

(a)(1)(A)   Offer to Purchase, dated July 9, 2003.
(a)(1)(B)   Letter of Transmittal.
(a)(1)(C)   Notice of Guaranteed Delivery.
(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and other Nominees.
(a)(1)(E)   Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(G)   Press release issued by ArvinMeritor, Inc., dated July 8,
            2003, announcing ArvinMeritor's intention to commence the Offer (Incorporated by reference to a Schedule TO-C filed by ArvinMeritor, Inc. on July 8, 2003).
(a)(1)(H)   Press release issued by ArvinMeritor, Inc., dated July 9,
            2003, announcing the commencement of the Offer.
(a)(1)(I)   Summary Advertisement published July 9, 2003.
(a)(1)(J)   Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
            Circuit Court for the City of Buena Vista, Virginia
            (Incorporated by reference to a Schedule TO-C filed by ArvinMeritor, Inc. on July 8, 2003).
(a)(1)(K)   Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
            United States District Court for the Western District of
            Virginia.

(b)         Not applicable.
(c)         Not applicable.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.
(g)         Not applicable.
(h)         Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003
                                          DELTA ACQUISITION CORP.

                                          By:       /s/ LARRY D. YOST
                                            ------------------------------------
                                            Name: Larry D. Yost
                                            Title Chairman of the Board
                                               and Chief Executive Officer

                                          ARVINMERITOR, INC.

                                          By:       /s/ LARRY D. YOST
                                            ------------------------------------
                                            Name: Larry D. Yost
                                            Title: Chairman of the Board
                                               and Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)(A)     Offer to Purchase, dated July 9, 2003.
(a)(1)(B)     Letter of Transmittal.
(a)(1)(C)     Notice of Guaranteed Delivery.
(a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and other Nominees.
(a)(1)(E)     Form of Letter to Clients for use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.
(a)(1)(G)     Press release issued by ArvinMeritor, Inc., dated July 8,
              2003, announcing ArvinMeritor's intention to commence the
              Offer (Incorporated by reference to a Schedule TO-C filed by
              ArvinMeritor, Inc. on July 8, 2003).
(a)(1)(H)     Press release issued by ArvinMeritor, Inc., dated July 9,
              2003, announcing the commencement of the Offer.
(a)(1)(I)     Summary Advertisement published July 9, 2003.
(a)(1)(J)     Complaint filed by ArvinMeritor, Inc. on July 8, 2003 in the
              Circuit Court for the City of Buena Vista, Virginia
              (Incorporated by reference to a Schedule TO-C filed by
              ArvinMeritor, Inc. on July 8, 2003).
(a)(1)(K)     Complaint filed by ArvinMeritor, Inc. on July 9, 2003 in
              United States District Court for the Western District of
              Virginia.

(b)           Not applicable.
(c)           Not applicable.
(d)           Not applicable.
(e)           Not applicable.
(f)           Not applicable.
(g)           Not applicable.
(h)           Not applicable.